# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GAIA, INC., CIK 0001089872
CUSIP: 36269P104
Title of class of securities: CLASS A COMMON STOCK
Address of issuer's principal executive offices: 833 WEST SOUTH BOULDER ROAD, LOUISVILLE, Colorado (CO), 80027
Date of event which requires filing of this statement: 10/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002162082

## Reporting persons
- Carson, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Nebraska (NE); sole voting power 0; shared voting power 1,017,066; sole dispositive power 0; shared dispositive power 1,017,066; aggregate amount beneficially owned 1,017,066 (5.1% of the class)
  Comment: Box 11 - Based on 20,025,793 shares of Class A common stock reported as issued and outstanding on the cover of the Issuers Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, as filed with the Securities and Exchange Commission.
- Momentis, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,017,066; sole dispositive power 0; shared dispositive power 1,017,066; aggregate amount beneficially owned 1,017,066 (5.1% of the class)
  Comment: Box 11 - Based on 20,025,793 shares of Class A common stock reported as issued and outstanding on the cover of the Issuers Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, as filed with the Securities and Exchange Commission.
- Carson Group, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Nebraska (NE); sole voting power 0; shared voting power 1,017,066; sole dispositive power 0; shared dispositive power 1,017,066; aggregate amount beneficially owned 1,017,066 (5.1% of the class)
  Comment: Box 11 - Based on 20,025,793 shares of Class A common stock reported as issued and outstanding on the cover of the Issuers Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, as filed with the Securities and Exchange Commission.
- Omani R. Carson Living Trust: type of reporting person: other (OO); citizenship or place of organization: Nebraska (NE); sole voting power 0; shared voting power 1,017,066; sole dispositive power 0; shared dispositive power 1,017,066; aggregate amount beneficially owned 1,017,066 (5.1% of the class)
  Comment: Box 11 - Based on 20,025,793 shares of Class A common stock reported as issued and outstanding on the cover of the Issuers Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, as filed with the Securities and Exchange Commission.
- Jeanine M. Carson Living Trust: type of reporting person: other (OO); citizenship or place of organization: Nebraska (NE); sole voting power 0; shared voting power 1,017,066; sole dispositive power 0; shared dispositive power 1,017,066; aggregate amount beneficially owned 1,017,066 (5.1% of the class)
  Comment: Box 11 - Based on 20,025,793 shares of Class A common stock reported as issued and outstanding on the cover of the Issuers Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, as filed with the Securities and Exchange Commission.
- Omani R. Carson: type of reporting person: individual (IN); citizenship or place of organization: Nebraska (NE); sole voting power 0; shared voting power 1,017,066; sole dispositive power 0; shared dispositive power 1,017,066; aggregate amount beneficially owned 1,017,066 (5.1% of the class)
  Comment: Box 11 - Based on 20,025,793 shares of Class A common stock reported as issued and outstanding on the cover of the Issuers Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, as filed with the Securities and Exchange Commission.
- Jeanine M. Carson: type of reporting person: individual (IN); citizenship or place of organization: Nebraska (NE); sole voting power 0; shared voting power 1,017,066; sole dispositive power 0; shared dispositive power 1,017,066; aggregate amount beneficially owned 1,017,066 (5.1% of the class)
  Comment: Box 11 - Based on 20,025,793 shares of Class A common stock reported as issued and outstanding on the cover of the Issuers Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, as filed with the Securities and Exchange Commission.

## Item 1. Issuer
Name of issuer: GAIA, INC.
Address of issuer's principal executive offices: 833 West South Boulder Road, Louisville, Colorado 80027

## Item 2. Person Filing
Name of person filing:
Carson, LLC;
Momentis, LLC;
Carson Group, Inc.;
Omani R. Carson Living Trust;
Jeanine M. Carson Living Trust;
Omani R. Carson;
Jeanine M. Carson
Address of principal business office or, if none, residence:
Carson, LLC;
14600 Branch Street
Omaha, Nebraska 68154

Momentis, LLC;
14600 Branch Street
Omaha, Nebraska 68154

Carson Group, Inc.;
14600 Branch Street
Omaha, Nebraska 68154

Omani R. Carson Living Trust;
14600 Branch Street
Omaha, Nebraska 68154

Jeanine M. Carson Living Trust;
14600 Branch Street
Omaha, Nebraska 68154

Omani R. Carson;
14600 Branch Street
Omaha, Nebraska 68154

Jeanine M. Carson
14600 Branch Street
Omaha, Nebraska 68154
Citizenship:
Carson, LLC - A Nebraska limited liability company;
Momentis, LLC - A Delaware limited liability company;
Carson Group, Inc.; - A Nebraska corporation;
Omani R. Carson Living Trust - A Nebraska trust;
Jeanine M. Carson Living Trust - A Nebraska trust;
Omani R. Carson - A Nebraska resident;
Jeanine M. Carson - A Nebraska resident

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,017,066
Percent of class: 5.1% - Based on 20,025,793 shares of Class A common stock reported as issued and outstanding on the cover of the Issuers Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, as filed with the Securities and Exchange Commission.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,017,066
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,017,066

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement, dated October 29, 2026, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

## Signatures
- Carson, LLC: /s/ Aaron Schaben, CEO and President (10/29/2026)
- Momentis, LLC: /s/ Aaron Schaben, CEO and President (10/29/2026)
- Carson Group, Inc.: /s/ Aaron Schaben, Vice President (10/29/2026)
- Omani R. Carson Living Trust: /s/ Omani R. Carson, Trustee (10/29/2026)
- Jeanine M. Carson Living Trust: /s/ Jeanine M. Carson, Trustee (10/29/2026)
- Omani R. Carson: /s/ Omani R. Carson, Self (10/29/2026)
- Jeanine M. Carson: /s/ Jeanine M. Carson, Self (10/29/2026)